Defiance ETFs, LLC
17j-1 Code of Ethics

Gifts, Entertainment and Political Contributions.

1.       Gifts.

There are currently no statutes or rules under the Advisers Act or other federal securities laws that require a registered investment adviser to adopt a policy on gifts and entertainment. Nonetheless, Defiance has adopted this policy on gifts and entertainment to apply to all of its employees.

Neither Defiance nor an employee may accept or provide any gift relating to Defiance’s business if prohibited by this policy. You should use your judgment before accepting or providing any gift. A general guideline to use is whether you would be comfortable discussing the receipt or giving of such gift with Defiance clients. Unless the answer is “Yes”, the gift should not be accepted or provided, regardless of its value. Gift giving between vendors and Defiance, its employees or their immediate families has the potential to create the impression of a conflict of interest. At worst, it could create an actual conflict of interest that might result in doing business with a particular vendor (such as a broker/dealer) in violation of firm policies or in a manner that causes harm to the firm or its clients.

Notwithstanding the absence of any specific restriction contained in this policy, if the receipt of a gift is determined to present a conflict of interest, the Chief Compliance Officer shall have the authority to require that the gift be returned, the full value of the gift be reimbursed or that the gift be donated to a qualified charity within a reasonable amount of time.

Defiance and its employees may accept gifts from any person providing services to Defiance (e.g., broker-dealers, vendors, law and accounting firms, etc.) that do not exceed an annual aggregate amount of $100 per recipient.  “Gifts” includes items that are accepted from or provided by any person as a result of a primarily business relationship.
Gifts received from any person providing services to Defiance must be reported to the Chief Compliance Officer and properly logged. All gifts exceeding the annual aggregate amount of $100 must be returned, the full value of the gift must be reimbursed, or the gift must be donated to a qualified charity within a reasonable amount of time.

Employees may receive nominally valued and promotional gifts and these gifts are not subject to this Policy. Accordingly, they do not have to be reported and they do not count towards the $100 limit on gifts.  A gift from a vendor is considered to be a “nominally valued and promotional gift” to the extent it is a customary promotional item bearing the company’s logo (such as hats, golf balls, shirts, calendars, pens, etc.) or customary, seasonal food baskets, popcorn, chocolate or other food items that are shared with many other employees.  In addition, this also would include gifts or incentives received in connection with ordinary course activity outside the scope of an employee’s service with Defiance received from a vendor, provided that these gifts or incentives are uniformly provided to all similarly-situated customers of the vendor (for example, receipt of a gift in connection with opening an account with a financial institution).

Defiance employees may accept personal gifts from vendors that exceed the annual aggregate amount of $100.  A “personal gift” is a gift in recognition of a life event such as weddings, births, significant religious events such as a bar mitzvah or ordination, etc.  A gift is considered a personal gift if it meets all of the following conditions:

a. It serves a personal purpose that is not connected to Defiance’s (or the other party’s) business activities;
b. The amount involved is reasonable in proportion to the event; and
c. It is paid for by the giver, not the giver’s employer.
You must use sound judgment before determining that a gift is a personal gift. If you have a question about a particular circumstance, please discuss the facts with your supervisor and the Chief Compliance Officer.
Certain clients, including those that are municipalities, ERISA plans and Taft-Hartley unions, may be prohibited from accepting gifts of any kind, including charitable donations. Defiance and its employees must comply with any applicable restrictions on gifts to its clients.

2.       Entertainment.
Business entertainment is considered to be a customary business practice and is acceptable under this Policy provided it is reasonable under the circumstances and has a business purpose, the giver or a representative of the giver’s organization is present at the event, and the entertainment is reasonable and appropriate and is not so lavish, extravagant, unique or frequent as to raise a question of propriety.  There is no set dollar limit on business entertainment given or received, but business entertainment given or received with a market value exceeding $300 must be reported to the Chief Compliance Officer.

“Entertainment” includes, but is not limited to, meals and attendance at a sporting event, the theater or other comparable activity, a round of golf.  It may or may not precede, follow or be part of a business meeting or conference.  If the giver or a representative or the giver’s organization is not present, the activity is considered a gift and not entertainment.

3.       Political Contributions.

Rule 206(4)-5 under the Advisers Act severely restricts the ability of Defiance and certain of its personnel to make political contributions, and imposes a two-year “look-back” period on such contributions. If you make a political contribution to an official or candidate for office in violation of this policy, and the associated governmental entity invests in a Defiance ETF through a plan or program such as a 529 plan or retirement program, we would be unable to collect the plan or program’s share of ETF advisory fees.

Neither Defiance nor any of its “covered associates” or an immediate family member living in the same household as the covered associate (“Family Member”) may make a political contribution to any officeholder or candidate for public office, or to any political action committee, or to any person collecting contributions for an officeholder, candidate for public office, or to any political action committee, without the prior written approval of the Chief Compliance Officer or her designee.

A “covered associate” is:

•	any general partner, managing member or executive officer, or other individual with a similar status or function;
•	any employee who solicits a government entity for Defiance and any person who supervises, directly or indirectly, such employee; and
•	any political action committee controlled by Defiance or by any of its covered associates.[1]

The Chief Compliance Officer or her designee generally will only approve political contributions under the following circumstances:

•
A covered associate or Family Member may make political contributions of up to $350 in the aggregate to any one official per election, if the employee or covered associate is entitled to vote for the official.

•
A covered associate or Family Member may make political contributions of up to $150 in the aggregate to any one official per election, if the covered associate or Family Member is not entitled to vote for the official.

Political contributions to an official or candidate for office made in violation of this policy may cause Defiance to be unable to collect advisory fees from a government entity with whom the official or candidate is affiliated.

If you discover that you or a Family Member has made a contribution without prior approval, you must report this to Defiance immediately, so that Defiance may determine if it can remediate the violation under Rule 206(4)-5.

New employees must disclose their political contributions and those of their Family Members, for the past two years to the Human Resources Department during the hiring process, so that Defiance may evaluate the effect of the potential employee’s contributions on Defiance’s compliance obligations prior to commencement of employment.

Defiance and its employees are prohibited from compensating, or agreeing to compensate, directly or indirectly, any person to solicit government clients for investment advisory services on Defiance’s behalf, unless the person is, or is employed by, an SEC-registered investment adviser or broker-dealer.
The Chief Compliance Officer will maintain records necessary to demonstrate adherence to this policy, including the names of all covered associates; the amounts, dates, and government entity recipients of contributions by covered associates, their Family Members, and Defiance; records evidencing any approved political contributions and any returned (remediated) contributions; and the names of any registered adviser or broker-dealer solicitor that refers government entity clients to Defiance.

IV.	General Standards of Conduct in Dealing with Clients and Prospective Clients.

Firm employees must not engage in the following practices:

A.       Fair and Equitable Treatment of Clients.

No client may be unfairly favored over another. While it is impossible to treat all clients in an identical manner, we must treat all clients fairly and equitably.

B.       Guarantee Against Loss.

You may not guarantee a client against losses from any securities trades or investment strategies.

C.       Guarantee or Representation as to Performance.

You may not guarantee that a specific level of performance will be achieved or exceeded.  Any mention of an investment’s past performance or value, or any recommended investment manager’s past performance, must include a statement that past value or performance does not necessarily indicate or imply a guarantee of future performance or value.

D.       Legal or Tax Advice.

You may not give or offer any legal or tax advice to any client regardless of whether the employee offering this advice is qualified to do so.  All requests for this advice should be referred to the Chief  Compliance Officer.

E.        Sharing in Profits or Losses.

You may not share in the profits or losses of a client’s account.

F.        Borrowing From or Lending To a Client.

You may not borrow funds or securities from, or lend funds or securities to, any client without the Chief Compliance Officer’s written approval.  Borrowing from and lending to an ETF any money, securities, or other property is severely limited under the 1940 Act.

G.       Acting as a Custodian or a Trustee of a Client.

You may not act as custodian of securities, money, or other funds or property of a client or act or serve as a trustee of a client, in the latter case, unless approved in advance by the Chief Compliance Officer.

VI.	Rules Governing Personal Securities Transactions

All Defiance personnel must conduct their personal investing activities in a manner to avoid actual or potential conflicts of interest with Defiance’s clients and Defiance itself.  No employee may use his or her position with Defiance, or any investment opportunities they learn of because of his or her position with Defiance, to the detriment of our clients or Defiance.

Defiance adopted the following policies and procedures to meet our responsibilities to clients and to comply with SEC rules.  Violations may result in the SEC or state regulators taking law enforcement action against Defiance and its employees, and/or Defiance taking disciplinary action against any employee involved in the violation, including termination of employment.  All employees should read and understand these requirements.

A.	Who is Covered by These Requirements?

All officers, directors and employees of Defiance and members of their Immediate Family who reside in their household are subject to Defiance’s policies and procedures on personal securities transactions, with the limited exceptions noted below.

B.	What Accounts and Transactions Are Covered?

These policies and procedures cover all personal securities accounts and transactions of each Defiance officer, director or employee.  Also covered are all securities and accounts in which a Defiance officer, director or employee has “beneficial ownership.”  For purposes of these requirements, “beneficial ownership” has the same meaning as in Securities Exchange Act Rule 16a-1(a)(2).  Generally, a person has beneficial ownership of a security if he or she, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect pecuniary interest in the security.  A transaction by or for the account of a spouse or other Immediate Family member living in the same home with an employee is considered the same as a transaction by the employee.

C.	What Securities are Covered by These Requirements?

All securities (and derivative forms thereof including options and futures contracts) are covered by these requirements except (1) securities which are direct obligations of the United States, such as Treasury bills, notes and bonds and U.S. savings bonds and derivatives thereof and (2) shares of open-end mutual funds.  Please note that shares of closed-end funds and unit investment trusts are covered.

D.	What Transactions are Prohibited by these Requirements?

The following prohibitions apply to Defiance employees.

1.       Front-Running or Scalping.  Employees are not permitted to front-run any securities transaction of a client or Defiance, or to scalp by making securities recommendations for clients with the intent of personally profiting from personal holdings of or transactions in the same or related securities.

2.       Personal Trading.  Employees are not permitted to buy or sell a security for their own account within 7 days before or after a client has traded in that security.

3.       Trading Parallel to or Against A Client.  Employees are prohibited from trading contemporaneously in the same or related securities, including options and futures contracts, as any Defiance client, either parallel to the transaction being effected for the client or against the trade being made or recommended for the client.  Employees are prohibited from effecting personal securities transactions on a day that any client has a pending buy or sell order in that same security.

4.       Short Sales of a Security Held by a Client.  No employee may engage in short sales of any kind.

5.       Use of Confidential or Material, Non Public Information.  An employee may not buy or sell any security if he or she has material, nonpublic information about the security or the market for the security obtained in the course of his or her employment with Defiance or otherwise, without first reporting the information to the Chief Compliance Officer and obtaining the Chief Compliance Officer’s prior approval for the trade.

6.       Pre-Clearance.  All employees must obtain approval for each personal securities transaction from the President or Chief Compliance Officer prior to executing the personal trade.

VII.       Reports of Securities Holdings and Identification of Employee-Related Accounts

Defiance has adopted the following procedures concerning the pre-clearance of transactions in, and the reporting requirements for, “Employee-Related Accounts.”  An Employee-Related Account is any personal brokerage account of an employee, or any other brokerage account in which a Defiance employee has a direct or indirect beneficial interest and over which the employee exercises any control or influence.  An “Employee-Related Account” includes any account of a member of an employee’s Immediate Family, but excludes any account over which the employee exercises no control or influence (i.e., an account over which some other third person or entity exercises exclusive discretionary authority).

A.       Pre-Clearance of Securities Transactions in Employee-Related Accounts. No  employee may place an order for the purchase or sale of any security for an Employee-Related Account until the Chief Compliance Officer has approved the transaction in accordance with the following procedures:

Any employee wishing to enter into a securities transaction in an Employee-Related Account must submit a completed and signed Pre-Clearance Request Form, a form of which is attached as Exhibit D, to the Compliance Department on or before the date of the proposed transaction.  This Form must contain the following information:  (i) the name and telephone number of the employee requesting pre-clearance; (ii) the name and type of the security subject to the proposed transaction; (iii) the number of shares or the face amount of the security subject to the proposed transaction; (iv) the nature of the transaction (i.e., purchase, sale, or other type of acquisition or disposition); (v) the proposed transaction date; (vi) the name and number of the account in which the transaction is to be effected; (vii) an indication of whether the account is in the name of the employee or a related person and, if it is in the name of a related person, the employee’s relationship to that person; and (viii) the name of the broker-dealer or financial institution proposed to execute the transaction.  By signing a Pre-Clearance Request Form, an employee represents that to the best of his or her knowledge and belief, and after due inquiry, the employee is not in possession of any material, nonpublic information concerning the security proposed to be bought or sold, and this Compliance Manual does not otherwise prohibit the proposed transaction.

The Chief Compliance Officer may waive the requirement that a Pre-Clearance Request Form be physically submitted on or before the date of the proposed transaction, provided that (i) the employee communicates orally the required information, and makes the required representations, to the Chief Compliance Officer on or before the date of the proposed transaction; (ii) the Chief Compliance Officer makes a written record of the same; and (iii) the employee submits a completed and signed Pre-Clearance Request Form to the Compliance Department promptly thereafter.  “Promptly” means by the close of the next business day.

The Chief Compliance Officer will review each Pre-Clearance Request Form to ensure that it is complete and signed (or in the case of information communicated orally, to ensure that all of the required information has been communicated and all of the required representations have been made).  Once the Chief Compliance Officer determines that the request for pre-clearance is in proper form, he or she will (i) contact the Chief Investment Officer (or a person designated by him) to determine whether the proposed transaction raises any potential conflicts of interest or other issues; and (ii) complete, date, and sign a Pre-Clearance Request Form Processing Transmittal.

The Chief Compliance Officer will base his decision to approve or disapprove a pre-clearance request on the following factors:  (i) the general policies set forth in this Section III; (ii) the requirements under federal and state laws, rules, and regulations as they may apply to the proposed transaction; (iii) the timing of the proposed transaction in relation to transactions or contemplated transactions for the account of any clients; and (iv) the nature of the securities and the parties involved in the proposed transaction.

The Chief Compliance Officer will communicate to the requesting employee his approval or denial of the proposed transaction by completing, signing, and forwarding to the employee a Notification of Approval or Denial.  Any approval of a proposed transaction is effective for the proposed transaction date only and is subject to the conditions, if any, the Chief Compliance Officer states on the Notification of Approval or Denial.

B.      Reporting and Other Requirements Applicable to Employee-Related Accounts.  All Employee-Related Accounts must be maintained at Defiance or at broker-dealers or financial institutions that agree to and provide Defiance with duplicate copies of all confirmations and periodic statements for these accounts.  Each employee is required to promptly notify the Chief Compliance Officer in writing of the opening or existence of all of his or her Employee-Related Accounts, along with information concerning (i) the name and number of each account; and (ii) the name and address of the broker-dealer or financial institution at which each account is maintained.  The Chief Compliance Officer must also be advised promptly of the closing of any Employee-Related Account.

Each employee must also send to the broker-dealer or financial institution carrying each Employee-Related Account a letter authorizing and requesting that it forward duplicate confirmations of all trades and duplicate periodic statements, as well as any other information or documents as the Chief Compliance Officer may request, directly to Defiance.  A form letter drafted for this purpose is attached as Exhibit E.

 Only those persons Defiance assigns to review employee personal trades will have access to duplicate confirmations and periodic account statements for Employee-Related Accounts.  These materials will be kept confidential, but the Board of Directors, the SEC, and other governmental bodies authorized by law may inspect these materials.

C.	Duplicate Confirmations and Account Statements.

As an alternative to filing quarterly reports of personal securities transactions, which are otherwise required of Defiance employees, employees may arrange to have the broker-dealers or other financial institutions that maintain their personal securities accounts provide Defiance with duplicate confirmations and periodic account statements.  If you wish to use this alternative method of meeting your reporting obligations, please notify the Chief Compliance Officer and complete the Notification of Securities Account Form found in Form E.  The Chief Compliance Officer will help you make appropriate arrangements.